FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of April 2004
Commission File Number: 000-50476

Webzen Inc.
(Translation of registrant’s name into English)

6th Floor, Daelim Acrotel Building
467-6 Dogok-dong, Kangnam-Ku,
Seoul, Korea 135-971
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No X

Indicate by check mark whether the registrant by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   N/A

Webzen Inc.

INDEX TO EXHIBITS

Item

1.	Press release entitled, “Webzen Announces Commercial Launch of MU in Thailand”, April 19, 2004 .

Item 1

PRESS RELEASE (For Immediate Release)

Webzen Announces Commercial Launch of MU in Thailand

Seoul, Korea (April 19, 2004) – Webzen Inc. announced today the commercial launch of its online game MU in Thailand.

Under the terms of the license agreement between Webzen and New Era Online Co. Ltd., Webzen will receive 30% of sales in royalty revenues.

The Company announced that three different types of payment methods will be available to users: prepaid cards, credit card payments, and mobile phone payments. Webzen is the first online game provider in Thailand to offer the mobile phone payment option. In addition to a number of different pricing plans, the standard 30-day flat subscription is 359 Baht (USD 9).

As of the date of commercialization, MU has over 500,000 total registered users throughout Thailand and registered accounts with over 97% of all internet cafés in the country.

Contacts:

Webzen Inc.
Daelim Acrotel Building, 6th Floor
467-6 Dogok-dong, Kangnam-Ku,
Seoul, Korea 135-971

Grace Lee
Investor Relations
(822) 3498-6813

Private Securities Litigation Reform Act Safe Harbor Statement
Except for the historical and present factual information contained herein, the matters set forth in this press release, including statements as to the expected benefits of the commercialization, and other statements identified by words such as “expects,” “projects,” “plans,” and similar expressions are forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are subject to risks and uncertainties that may cause actual results to differ materially, including the possibility that the anticipated benefits from the commercial launch may be fully realized, the impact of competition and other risk factors relating to our industry as detailed from time to time in each of Webzen Inc.’s reports filed with the SEC. Webzen Inc. disclaims any responsibility to update these forward-looking statements.

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Webzen Inc.

Date: April 19, 2004	By:	/s/ Won Seon Kim

		Name:	WON SEON KIM
		Title:	Chief Financial Officer